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SECURI 04013153 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 051876

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RETIREMENT RESOURCES INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CORPORATE PLACE
(No. and Street)

PEABODY (City) MA (State) 01960 (Zip Code)

SEC MAIL PROCESSING RECEIVED SEP 01 2004 WASH, D.C. 208 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES PHILLIPS 978-536-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY, (City) (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 09 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RETIREMENT RESOURCES INVESTMENT CORPORATION, as of JUNE 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

PATRICK P. MCGINN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 6, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RETIREMENT RESOURCES INVESTMENT CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2004

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Retirement Resources Investment Corporation
Peabody, Massachusetts

We have audited the accompanying statement of financial condition of Retirement Resources Investment Corporation (the Company) as of June 30, 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Resources Investment Corporation as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 23, 2004

RETIREMENT RESOURCES INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Cash and cash equivalents	$ 77,814
Receivables from broker-dealers and clearing organizations	29,033
Other receivables	5,803
Prepaid expenses	1,689
Deposit with clearing organization	15,000
Other deposits	10,000
Furniture and equipment at cost, less, accumulated depreciation of $13,301	7,713
Not readily marketable securities, at estimated fair value	5,153
Total assets	$ 152,205

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 10,305
Sub-lease deposit	1,645
Total liabilities	11,950
Stockholder's equity:	
Common stock, no par value, shares authorized 200,000; 10,000 issued and outstanding shares	1,000
Additional paid-in capital	55,880
Retained earnings	83,375
Total stockholder's equity	140,255
Total stockholder's equity and liabilities	$ 152,205

The accompanying notes are an integral part of these financial statements.

RETIREMENT RESOURCES INVESTMENT CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2004

Revenues:	
Commissions	$ 428,583
Interest and dividends	7,302
Other income	36,500
Loss on not readily marketable securities	(10,912)
	461,473
Expenses:	
Employee compensation and benefits	240,576
Floor brokerage, exchange, and clearance fees	12,818
Communications	3,995
Occupancy	38,535
Taxes, other than income taxes	23,505
Other operating expenses	63,359
	382,788
Net income (loss)	$ 78,685

The accompanying notes are an integral part of these financial statements.

RETIREMENT RESOURCES INVESTMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2004

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at July 1, 2003	$ 1,000	$ 55,880	$ 19,690	$ 76,570
Distribution to stockholder			(15,000)	(15,000)
Net income (loss)	-	-	78,685	78,685
Balance at June 30, 2004	$ 1,000	$ 55,880	$ 83,375	$ 140,255

The accompanying notes are an integral part of these financial statements.

RETIREMENT RESOURCES INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:		
Net income (loss)		$ 78,685
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 3,016	
Loss on not readily marketable securities	10,912	
(Increase) decrease in operating assets:		
Increase in receivable from broker-dealers	(6,964)	
Increase in other receivables	(5,803)	
Decrease in prepaid expenses	3,834	
Increase (decrease) in operating liabilites:		
Decrease in accounts payable, accrued expenses	(5,614)	
Total adjustments		(619)
Net cash provided by operating activities		78,066
Cash flows from investing activities:		
Sale of marketable securities	8,050	
Purchase of furniture and equipment	(2,726)	5,324
Cash flows from financing activities:		
Distribution to stockholder		(15,000)
Net increase in cash		68,390
Cash at beginning of the year		9,424
Cash at end of the year		$ 77,814

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ 456

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

RETIREMENT RESOURCES INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated in Massachusetts on April 15, 1999. It serves as a broker/dealer in securities and provides retirement services to its clients. Related commission revenue and expenses are recorded on a trade date basis.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended June 30, 2004, depreciation expense was $3,016.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Not Readily Marketable Securities

Securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At June 30, 2004, these securities at estimated fair values consist of the equities valued at $5,153.

NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level.

NOTE 3- 401(K) PROFIT SHARING PLAN

The Company has a qualified 401(k) profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is determined by the Management and is limited to amounts allowed under provisions of the Internal Revenue Code. The contributions to the plan were $7,123 for the year ended June 30, 2004.

NOTE 4- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $95,945 at June 30, 2004, which exceeded required net capital of $5,000 by 90,945. The ratio of aggregate indebtedness to net capital at June 30, 2004 was 12.5%.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to operating leases for office space and office equipment. Approximate future minimum lease payments of all non-cancelable operating leases for the next four years is as follows:

2005	$ 29,750

Rent expense for the office space for the fiscal year 2004 was $31,313.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

RETIREMENT RESOURCES INVESTMENT CORPORATION

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2004

SCHEDULE I

RETIREMENT RESOURCES INVESTMENT CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

JUNE 30, 2004

Total ownership equity from statement of financial condition	$ 140,255
Total nonallowable assets from statement of financial condition	(44,310)
Net capital before haircuts on securities positions	95,945
Haircuts on securities	-
Net capital	$ 95,945
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 11,950
Total aggregate indebtedness	$ 11,950
Percentage of aggregate indebtedness to net capital	12.5%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 797
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 90,945
Excess net capital at 1000%	$ 94,750

RETIREMENT RESOURCES INVESTMENT CORPORATION

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT JUNE 30, 2004

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED June 30, 2004	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT June 30, 2004
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 151,026	$ (10,771)	$ 140,255
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	55,156	(10,846)	44,310
Haircuts on securities	-	-	-
Total deductions	55,156	(10,846)	44,310
Net capital	$ 95,870	$ 75	$ 95,945

SCHEDULE II

RETIREMENT RESOURCES INVESTMENT CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2004

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

RETIREMENT RESOURCES INVESTMENT CORPORATION

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2004

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

RETIREMENT RESOURCES INVESTMENT CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2004

Retirement Resources Investment Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 23, 2004